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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Grubb & Ellis Company
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
400095204
(CUSIP Number)
David J. Greenwald, Esq.
Goldman, Sachs & Co.
85 Broad Street, New York, New York 10004
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	400095204	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Archon Group, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		47,731

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		47,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	47,731

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	400095204	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Archon Gen-Par, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		47,731

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		47,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	47,731

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	400095204	Page	4	of	16

1	NAMES OF REPORTING PERSONS: The Goldman Sachs Group, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		681,894

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		681,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	681,894

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/CO

CUSIP No.	400095204	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Goldman, Sachs & Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		681,894

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		681,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	681,894

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN/BD/IA

Page 6 of 16 Pages
     Archon Group, L.P., Archon Gen-Par, Inc., The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. hereby amend the Schedule 13D dated January 24, 1997 and filed by such reporting persons with the Securities and Exchange Commission in respect of shares of common stock, par value $0.01 per share, of Grubb & Ellis Company, a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Schedule 13D dated December 4, 2000, Amendment No. 2 to the Schedule 13D dated February 1, 2001, Amendment No. 3 to the Schedule 13D dated March 9, 2005, and Amendment No. 4 to the Schedule 13D dated March 9, 2005 (the “Schedule 13D”). Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.
Item 1. Security and Issuer.
     Unchanged
Item 2. Identity and Background.
     Schedule 2B and Schedule 2C to the Schedule 13D are hereby amended to read in their entirety in the form attached hereto. Schedule 3 to the Schedule 13D is hereby deleted in its entirety.
Item 3. Source and Amount of Funds or Other Consideration.
     Unchanged
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended by adding the following language immediately prior to the last paragraph thereof:
     “Any transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons are described on Schedule 5A hereto.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
      “(a)1. As of January 19, 2006, each of GSG and GSC may be deemed to have beneficially owned 681,894 shares of the Common Stock, in the aggregate, including (i) 634,143 shares of the Common Stock beneficially owned directly by GSG, (ii) 47,731 shares of the Common Stock beneficially owned indirectly through direct beneficial ownership of such shares of the Common Stock by ALP as described below, and (iii) 20 shares of the Common Stock beneficially owned directly by GSC that were acquired in ordinary course trading activities by GSC, representing, in the aggregate, approximately 7.4% of the Common Stock (based upon information set forth in the Company’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission).
     2. As of January 19, 2006, ALP beneficially owned 47,731 shares of the Common Stock, in the aggregate, or approximately 0.5% of the Common Stock (based upon information set forth in the Company’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission).

Page 7 of 16 Pages
     3. As of January 19, 2006, AGP, as the general partner of ALP, may be deemed to beneficially own 47,731 shares of the Common Stock, in the aggregate, which are beneficially owned by ALP as described above, or approximately 0.5% of the Common Stock (based upon information set forth in the Company’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission).
     (b) Each Reporting Person shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned, or that may be deemed to be beneficially owned, by such Reporting Person as described above.
     (c) Any transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons are described on Schedule 5A hereto. The transactions effected by GSG and ALP and described on Schedule 5A hereto were effected pursuant to open-market transactions. The transactions effected by GSC and described on Schedule 5A hereto were effected in ordinary course trading activities of GSC. No other transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules 2A and 2B hereto.
     (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock beneficially owned, or that may be deemed to be beneficially owned, by the Reporting Persons.
     Each of the Reporting Persons meet the requirements set forth in Rule 13d-1(b) or Rule 13d-1(c) and is eligible to file reports of ownership of the Common Stock on Schedule 13G and hereafter intends to report ownership of the Common Stock on Schedule 13G for as long as such Reporting Person is eligible to do so.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Unchanged
Item 7. Material to be Filed as Exhibits.
     Unchanged

Page 8 of 16 Pages
Signature
     Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated: January 25, 2006	ARCHON GROUP, L.P.
	By:	/s/ Roger S. Begelman
		Name:	Roger S. Begelman
		Title:	Attorney-in-Fact

Dated: January 25, 2006	ARCHON GEN-PAR, INC.
	By:	/s/ Roger S. Begelman
		Name:	Roger S. Begelman
		Title:	Attorney-in-Fact

Dated: January 25, 2006	GOLDMAN, SACHS & CO.
	By:	/s/ Roger S. Begelman
		Name:	Roger S. Begelman
		Title:	Attorney-in-Fact

Dated: January 25, 2006	THE GOLDMAN SACHS GROUP, INC.
	By:	/s/ Roger S. Begelman
		Name:	Roger S. Begelman
		Title:	Attorney-in-Fact

Page 9 of 16 Pages
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, John M. O’Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.
     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 7, 2005.

THE GOLDMAN SACHS GROUP, INC.
By:	/s/ Gregory K. Palm
Name:	Gregory K. Palm
Title:	Executive Vice President and General Counsel

Page 10 of 16 Pages
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, John M. O’Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.
     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 7, 2005.

GOLDMAN, SACHS & CO.
By:	/s/ Gregory K. Palm
Name:	Gregory K. Palm
Title:	Managing Director

Page 11 of 16 Pages
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that ARCHON GROUP, L.P. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, John M. O’Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.
     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 16, 2005.
ARCHON GROUP, L.P.
By: Archon Gen-Par, Inc.

By:	/s/ Elizabeth M. Burban
Name:	Elizabeth M. Burban
Title:	Vice President

Page 12 of 16 Pages
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that ARCHON GEN-PAR, INC. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, John M. O’Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.
     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 16, 2005.

ARCHON GEN-PAR, INC.
By:	/s/ Elizabeth M. Burban
Name:	Elizabeth M. Burban
Title:	Vice President

Page 13 of 16 Pages
SCHEDULE 2B
     The name of each director of The Goldman Sachs Group, Inc. is set forth below.
     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.
     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Henry M. Paulson, Jr.	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Lloyd C. Blankfein	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Lord Browne of Madingley	Group Chief Executive of BP plc

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlback	Senior Advisor to Investor AB

Stephen Friedman	Former Assistant to the President for Economic Policy and Director of the National Economic Council

William W. George	Retired Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Retired Vice Chairman of Colgate-Palmolive Company

Edward M. Liddy	Chairman of the Board, President and Chief Executive Officer of The Allstate Corporation

Ruth J. Simmons	President of Brown University

Page 14 of 16 Pages
SCHEDULE 2C
     In November 2002, the SEC, the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.
     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of “hot” IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).
     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.
     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.
     On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

Page 15 of 16 Pages
SCHEDULE 5A

Reporting Person	Shares Acquired	Shares Disposed	Price Per Share	Trade Date	Settlement Date
Archon Group, L.P.		114	13.900	1/9/2006	1/12/2006
Archon Group, L.P.		224	13.850	1/9/2006	1/12/2006
Archon Group, L.P.		111	13.750	1/9/2006	1/12/2006
Archon Group, L.P.		14	14.100	1/9/2006	1/12/2006
Archon Group, L.P.		105	14.150	1/10/2006	1/13/2006
Archon Group, L.P.		210	14.060	1/10/2006	1/13/2006
Archon Group, L.P.		210	14.000	1/10/2006	1/13/2006
Archon Group, L.P.		70	13.910	1/10/2006	1/13/2006
Archon Group, L.P.		2,312	13.900	1/10/2006	1/13/2006
Archon Group, L.P.		21	13.880	1/10/2006	1/13/2006
Archon Group, L.P.		140	13.880	1/10/2006	1/13/2006
Archon Group, L.P.		49	13.850	1/10/2006	1/13/2006
Archon Group, L.P.		365	13.760	1/10/2006	1/13/2006
Archon Group, L.P.		168	13.930	1/11/2006	1/17/2006
Archon Group, L.P.		350	13.870	1/11/2006	1/17/2006
Archon Group, L.P.		315	13.500	1/12/2006	1/18/2006
Archon Group, L.P.		595	13.370	1/12/2006	1/18/2006
Archon Group, L.P.		49	13.340	1/12/2006	1/18/2006
Archon Group, L.P.		14	13.300	1/12/2006	1/18/2006
Archon Group, L.P.		243	13.360	1/12/2006	1/18/2006
Archon Group, L.P.		280	12.990	1/13/2006	1/19/2006
Archon Group, L.P.		14	13.350	1/13/2006	1/19/2006
Archon Group, L.P.		280	12.830	1/17/2006	1/20/2006
Archon Group, L.P.		350	12.760	1/17/2006	1/20/2006
Archon Group, L.P.		350	12.770	1/17/2006	1/20/2006
Archon Group, L.P.		35	12.300	1/18/2006	1/23/2006
Archon Group, L.P.		700	12.250	1/18/2006	1/23/2006
Archon Group, L.P.		14	12.100	1/18/2006	1/23/2006
Archon Group, L.P.		70	12.000	1/18/2006	1/23/2006
Archon Group, L.P.		714	12.099	1/18/2006	1/23/2006
Archon Group, L.P.		364	12.090	1/18/2006	1/23/2006
Archon Group, L.P.		1,050	12.200	1/18/2006	1/23/2006
Archon Group, L.P.		553	12.200	1/18/2006	1/23/2006
Archon Group, L.P.		490	12.200	1/19/2006	1/24/2006
Archon Group, L.P.		175	12.100	1/19/2006	1/24/2006
Archon Group, L.P.		518	12.000	1/19/2006	1/24/2006
Archon Group, L.P.		306	12.030	1/19/2006	1/24/2006
Archon Group, L.P.		104	12.270	1/19/2006	1/24/2006
Archon Group, L.P.		364	12.250	1/19/2006	1/24/2006
Archon Group, L.P.		14	12.230	1/19/2006	1/24/2006

The Goldman Sachs Group, Inc.		1,506	13.900	1/9/2006	1/12/2006
The Goldman Sachs Group, Inc.		2,976	13.850	1/9/2006	1/12/2006
The Goldman Sachs Group, Inc.		1,489	13.750	1/9/2006	1/12/2006
The Goldman Sachs Group, Inc.		186	14.100	1/9/2006	1/12/2006
The Goldman Sachs Group, Inc.		1,395	14.150	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		2,790	14.060	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		2,790	14.000	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		930	13.910	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		30,724	13.900	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		279	13.880	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		1,860	13.880	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		651	13.850	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		4,835	13.760	1/10/2006	1/13/2006
The Goldman Sachs Group, Inc.		2,232	13.930	1/11/2006	1/17/2006
The Goldman Sachs Group, Inc.		4,650	13.870	1/11/2006	1/17/2006
The Goldman Sachs Group, Inc.		4,185	13.500	1/12/2006	1/18/2006

Page 16 of 16 Pages
SCHEDULE 5A (CONT.)

Reporting Person	Shares Acquired	Shares Disposed	Price Per Share	Trade Date	Settlement Date
The Goldman Sachs Group, Inc.		7,905	13.370	1/12/2006	1/18/2006
The Goldman Sachs Group, Inc.		651	13.340	1/12/2006	1/18/2006
The Goldman Sachs Group, Inc.		186	13.300	1/12/2006	1/18/2006
The Goldman Sachs Group, Inc.		3,223	13.360	1/12/2006	1/18/2006
The Goldman Sachs Group, Inc.		186	13.350	1/13/2006	1/19/2006
The Goldman Sachs Group, Inc.		3,720	12.990	1/13/2006	1/19/2006
The Goldman Sachs Group, Inc.		3,720	12.830	1/17/2006	1/20/2006
The Goldman Sachs Group, Inc.		4,650	12.760	1/17/2006	1/20/2006
The Goldman Sachs Group, Inc.		4,650	12.770	1/17/2006	1/20/2006
The Goldman Sachs Group, Inc.		465	12.300	1/18/2006	1/23/2006
The Goldman Sachs Group, Inc.		9,300	12.250	1/18/2006	1/23/2006
The Goldman Sachs Group, Inc.		186	12.100	1/18/2006	1/23/2006
The Goldman Sachs Group, Inc.		930	12.000	1/18/2006	1/23/2006
The Goldman Sachs Group, Inc.		9,486	12.099	1/18/2006	1/23/2006
The Goldman Sachs Group, Inc.		4,836	12.090	1/18/2006	1/23/2006
The Goldman Sachs Group, Inc.		13,950	12.200	1/18/2006	1/23/2006
The Goldman Sachs Group, Inc.		7,347	12.200	1/18/2006	1/23/2006
The Goldman Sachs Group, Inc.		6,510	12.200	1/19/2006	1/24/2006
The Goldman Sachs Group, Inc.		2,325	12.100	1/19/2006	1/24/2006
The Goldman Sachs Group, Inc.		6,882	12.000	1/19/2006	1/24/2006
The Goldman Sachs Group, Inc.		4,053	12.030	1/19/2006	1/24/2006
The Goldman Sachs Group, Inc.		1,396	12.270	1/19/2006	1/24/2006
The Goldman Sachs Group, Inc.		4,836	12.250	1/19/2006	1/24/2006
The Goldman Sachs Group, Inc.		186	12.230	1/19/2006	1/24/2006

Goldman, Sachs & Co.		200	8.000	12/9/2005	12/14/2005
Goldman, Sachs & Co.		10,000	9.400	12/14/2005	12/19/2005
Goldman, Sachs & Co.		4,500	9.000	12/15/2005	12/20/2005
Goldman, Sachs & Co.	500		9.200	12/19/2005	12/22/2005
Goldman, Sachs & Co.		500	9.450	12/21/2005	12/27/2005
Goldman, Sachs & Co.		500	9.700	12/23/2005	12/29/2005
Goldman, Sachs & Co.		500	9.800	12/27/2005	12/30/2005
Goldman, Sachs & Co.		200	12.050	12/30/2005	1/5/2006
Goldman, Sachs & Co.		200	12.550	1/3/2006	1/6/2006
Goldman, Sachs & Co.		200	12.800	1/3/2006	1/6/2006
Goldman, Sachs & Co.		200	13.050	1/3/2006	1/6/2006
Goldman, Sachs & Co.		200	14.010	1/11/2006	1/17/2006
Goldman, Sachs & Co.		200	13.720	1/11/2006	1/17/2006
Goldman, Sachs & Co.		5,000	12.500	1/18/2006	1/23/2006
Goldman, Sachs & Co.		200	12.240	1/18/2006	1/23/2006
Goldman, Sachs & Co.		1,200	12.000	1/19/2006	1/24/2006
Goldman, Sachs & Co.		200	12.000	1/19/2006	1/24/2006
Goldman, Sachs & Co.		1,400	12.000	1/19/2006	1/24/2006
Goldman, Sachs & Co.	10,000		9.400	12/14/2005	12/19/2005
Goldman, Sachs & Co.	500		9.500	12/14/2005	12/19/2005
Goldman, Sachs & Co.	4,500		9.000	12/15/2005	12/20/2005
Goldman, Sachs & Co.	2,000		13.880	1/10/2006	1/13/2006
Goldman, Sachs & Co.	7,900		12.200	1/18/2006	1/23/2006